Exhibit (a)(5)
Financial News Release
For Immediate Release

Contact Information:	Investor Inquiries	Media Inquiries
	Michael Yonker	Chris Bright
	Pixelworks, Inc.	Pixelworks, Inc.
	Tel: (503) 454-4515	Tel: (503) 454-1770
	E-mail: myonker@pixelworks.com	E-mail: cbright@pixelworks.com
Web site: www.pixelworks.com
Pixelworks Shareholders Approve
Voluntary Stock Option Exchange Program for Employees

      Tualatin, Ore., October 27, 2006 — Pixelworks, Inc. (NASDAQ:PXLW), a leading provider of system-on-a-chip ICs for the advanced display industry, announced today that at a Special Meeting held yesterday shareholders approved a proposed stock option exchange program.
      The program will offer eligible Pixelworks employees the right to exchange eligible stock option grants at a fixed 4-to-1 ratio for new option grants at an exercise price equal to the fair market value of Pixelworks’ common stock on the date of exchange. The top five most highly compensated executives, including the CEO, COO and CFO, and members of the Board of Directors are not eligible to participate. The new option grants will vest according to an 18-month vesting schedule and will have a term of seven years.
      A complete Tender Offer is being filed today on a Schedule TO with the Securities and Exchange Commission. Interested investors may read the Tender Offer by visiting www.sec.gov or the investor section at www.pixelworks.com and selecting the “SEC Filings” heading on the menu.
About Pixelworks, Inc.
      Pixelworks, headquartered in Tualatin, Oregon, is a leading provider of system-on-chip ICs for the advanced display industry. Pixelworks’ solutions provide the intelligence for advanced televisions, multimedia projectors and flat panel monitors by processing and optimizing video and computer graphics signals to produce high quality images. Many of the world’s leading manufacturers of consumer electronics and computer display products utilize our technology to enhance image quality and ease of use of their products.
      For more information, please visit the company’s Web site at www.pixelworks.com.
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Pixelworks to Pixelworks Shareholders Approve Voluntary Options Exchange Program for Employees
October 27, 2006

Pixelworks is a trademark of Pixelworks, Inc. Any other trademarks are the property of their respective owners.
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